
wolfson® microelectronics

RECEIVED

2006 MAY -3 A 11: 05

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Westfield House	t : +44 (0)131 272 7000
26 Westfield Road	f : +44 (0)131 272 7001
Edinburgh EH11 2QB	e : sales@wolfsonmicro.com
United Kingdom	www.wolfsonmicro.com

FILE NO. 82-34753

April 27th, 2006

<u>VIA COURIER</u>

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06013052

PROCESSED
MAY 0 5 2006
THOMSON
FINANCIAL

SUPPL

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1.   has made or is required to make public pursuant to the laws of Scotland;

2.   has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3.   has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Wolfson Microelectronics plc Registered in Scotland No. 89839



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures

Wolfson Microelectronics plc Registered in Scotland No. 89839



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1.   Information notified to the Regulatory Information Service between Mar 25th and Apr 26th (inclusive)

   - Block listing application
   - Notification of Q1 results
   - Block listing six monthly return
   - Results for the first quarter ended 2 April 2006
   - Notification relating to Annual General Meeting 2006

2.   Documents filed with Registrar of Companies for Scotland

   - Forms 88(2) (returns of allotments of shares on exercise of share options)
   - Resolutions passed at 2006 Annual General Meeting
   - Amended Articles of Association

3.   Documents submitted to the FSA

   - Block listing six monthly return (as above)
   - Resolutions passed at 2006 Annual General Meeting (as above)

RECEIVED

2006 MAY -3 A 11: 05

OFFICE OF INTER......
CORPORATE F.......

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Block Listing Application
Released	07:00 04-Apr-06
Number	8976A

RNS Number:8976A
Wolfson Microelectronics PLC
04 April 2006

4 April 2006

Wolfson Microelectronics plc
Block listing Application

Edinburgh, 4th April 2006: Wolfson Microelectronics plc (LSE:WLF.L) ("Wolfson")
announces that it has today made a block listing application for the admission
of 843,916 ordinary shares of 0.1 pence each (the "Shares") to the Official
List of the UK Listing Authority and to trading on the London Stock Exchange's
market for listed securities.

It is expected that admission to listing and trading of the Shares will commence
on 5th April 2006.

The Shares will rank pari passu with the existing ordinary shares of 0.1 pence
each in the share capital of the Company and may be issued pursuant to the
following share option schemes:

Share option scheme	Shares
2003 Wolfson Microelectronics plc All Employee Share Scheme Part A	387,648
2003 Wolfson Microelectronics plc All Employee Share Scheme Part B	456,268
Total	843,916

Contact: Fiona Murdoch, Company Secretary
            Tel: 0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

[Close]

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Q1 Results
Released	07:00 05-Apr-06
Number	0054B

RNS Number:0054B
Wolfson Microelectronics PLC
05 April 2006

5 April 2006

Wolfson Microelectronics plc

Notification of Q1 Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Group's first quarter results on Monday 24 April 2006 instead of Wednesday 26 April, as previously stated in the full year results announcement of 1 February 2006.

On the day, David Milne, CEO and George Elliott, CFO will be hosting a conference call for analysts at 0930.

Enquiries:

Corfin Communications
Harry Chathli, Neil Thapar   020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

END

RECEIVED
2006 MAY -3 A II: 05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

wolfson
microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Blocklisting 6 Monthly Return
Released	07:00 18-Apr-06
Number	4924B

RNS Number:4924B
Wolfson Microelectronics PLC
18 April 2006

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 18 April 2006

Name of applicant: Wolfson Microelectronics plc

Name of scheme: 1995 Wolfson Microelectronics plc First
                                            Executive Share Option Scheme, 1995
                                            Wolfson Microelectronics plc Second
                                            Executive Share Option Scheme, 2001
                                            Wolfson Microelectronics plc Enterprise
                                            Management Incentive Scheme, 2003 Wolfson
                                            Microelectronics plc Executive Share
                                            Option Scheme A, 2003 Wolfson
                                            Microelectronics plc Executive Share
                                            Option Scheme B, 2003 Wolfson
                                            Microelectronics plc All Employee Share
                                            Option Scheme A, 2003 Wolfson
                                            Microelectronics plc All Employee Share
                                            Option Scheme B

Period of return: From: 17 October 2005 To: 16 April 2006

Balance under scheme from previous
return: 9,775,184

The amount by which the block scheme   2003 Wolfson Microelectronics plc All
has been increased, if the scheme   Employee Share Option Scheme A: 387,648
has been increased since the date
of the last return: 2003 Wolfson Microelectronics plc All
                                            Employee Share Option Scheme B: 456,268

                                            Total: 843,916

Number of securities issued/allotted
under scheme during period: 1995 Wolfson Microelectronics plc First
                                            Executive Share Option Scheme: 340,000

                                            1995 Wolfson Microelectronics plc Second
                                            Executive Share Option Scheme: 1,547,800

                                            2001 Wolfson Microelectronics plc
                                            Enterprise Management Incentive Scheme:
                                            388,600

```
                                    2003 Wolfson Microelectronics plc
                                    Executive Share Option Scheme A: Nil

                                    2003 Wolfson Microelectronics plc
                                    Executive Share Option Scheme B: Nil

                                    2003 Wolfson Microelectronics plc All
                                    Employee Share Option Scheme A: 44,678

                                    2003 Wolfson Microelectronics plc All
                                    Employee Share Option Scheme B: 74,259

                                    Total: 2,395,337
Balance under scheme not yet
issued/allotted at end of period    8,223,763

Number and class of securities      101,755,315 ordinary shares
originally listed and the date of   - 21 October 2003
admission
                                    8,661,000 ordinary shares
                                    - 20 April 2005
Total number of securities in issue
at the end of the period            113,733,652


Name of contact:       Fiona Murdoch
Address of contact:    Westfield House, 26 Westfield Road, Edinburgh EH11 2QB
Telephone number of
contact:               0131 272 7000


SIGNED BY George Elliott
         Director
         for and on behalf of

         Wolfson Microelectronics plc
         Name of applicant

If you knowingly or recklessly give false or misleading information you may be
liable to prosecution.


                    This information is provided by RNS
            The company news service from the London Stock Exchange

END
```


Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	1st Quarter Results
Released	07:00 24-Apr-06
Number	8513B

RNS Number:8513B
Wolfson Microelectronics PLC
24 April 2006

24 April 2006

                    Wolfson Microelectronics plc
          Results for the first quarter ended 2 April 2006

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier
of mixed-signal semiconductors for consumer electronic products, announces its
financial results for the first quarter ended 2 April 2006.

Financial highlights:

  * Revenues increased by 51% to $45.9m (Q1 2005: $30.4m)
  * Profit before tax increased by 210% to $10.5m (Q1 2005: $3.4m)
  * Gross margin improved to 50.7% (Q1 2005: 46.8%)
  * Fully diluted earnings per share increased to 6.47 cents
    (Q1 2005: 2.15 cents)

Operating highlights:

  * Year on year growth in all segments of the business
  * Revenues from portable segment increased by 84% to $32.2m
    (Q1 2005: $17.5m)
  * Continuing sequential growth in sales to the mobile handset market
  * Strong design win momentum maintained

Commenting on the results, David Milne, Chief Executive of Wolfson, said: "We
are delighted to report our first quarterly results with strong year-on-year
growth. As expected the results reflect seasonal trends following a strong
fourth quarter in 2005. The global market for digital consumer products
continues to expand and the Company remains on track to deliver strong growth
in 2006."

Enquiries:

Wolfson Microelectronics
David Milne, CEO   0131 272 7000
George Elliott, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar   020 7929 8989

David Milne, CEO and George Elliott, Finance Director, will be hosting a
conference call to analysts at 0930. UK Dial-in +44 (0)20 7070 5412;
US Dial-in +1866 43 27 186. The conference call can also be heard LIVE from
0930 (UK time) via www.wolfsonmicro.com/investor or www.streetevents.com

Overview

Wolfson is pleased to report its first set of results on a quarterly basis with strong year-on-year growth reflecting an increase in revenues in all three of its main business segments.

Overall revenues increased by 51% to $45.9m for the quarter to 2 April 2006 compared with the previous year (Q1 2005: $30.4m). Profit before tax rose by 210% to $10.5m (Q1 2005: $3.4m). Diluted earnings per share tripled to 6.47 cents compared with 2.15 cents in Q1 2005.

As previously indicated at the time of the full year results announcement on 1 February 2006, the Company's revenues in the first quarter reflect seasonality compared with revenues in Q4 2005 as set out in the table below:

	Q1 2006 $000	Q1 2005 $000	Q4 2005 $000
Revenue	45,898	30,369	61,337
Gross profit	23,256	14,208	30,749
Distribution and selling costs	(4,470)	(3,660)	(4,313)
Research and development expenses	(6,416)	(4,482)	(6,330)
Administrative expenses	(2,627)	(2,640)	(2,146)
Operating profit before financing costs	9,743	3,426	17,960
Net financing income/(costs)	788	(33)	439
Profit before tax	10,531	3,393	18,399
Income tax expense	(2,830)	(901)	(4,377)
Profit for the period	7,701	2,492	14,022

The sequential reduction in sales compared with Q4 2005 was primarily due to the expected seasonal drop in demand for portable music players and games consoles. However, sales into the multimedia mobile phone market showed continued strong sequential growth in Q1 2006, increasing this application's share of total revenues. Other developing markets including satellite navigation, flat screen televisions, and Bluetooth headsets sales, which began contributing in 2005, have increased further in the quarter.

The Company saw continued strong design win momentum in the quarter, achieving 150 new design wins compared with an annual figure of close to 500 in 2005.

Gross margins improved from 46.8% in Q1 2005 to 50.7% in Q1 2006.

Financial Review

Revenue for the quarter ending 2 April 2006 increased to $45.9m (Q1 2005: $30.4m) and profit before tax rose to $10.5m (Q1 2005: $3.4m). The revenue was higher than anticipated partly due to replenishment of inventory to normal levels by so me of the Company's customers after a strong finish to 2005.

Operating profit

Operating profits almost tripled to $9.7m (Q1 2005: $3.4m) driven by the increase in revenues and by an improvement in the gross margin, reflecting an improving mix of more complex products, and manufacturing efficiencies.

As a result of new EU environmental regulations concerning the Restriction of Hazardous Substances in electronic components (RoHS), which come into force in July 2006, Wolfson wrote off residual non-compliant stock with a $0.5m provision in this quarter. This reduced the gross margin for the quarter to 50.7% from 51.7%.

Operating expenditure

Research and development expenditure for the quarter was $6.4m compared with $4.5m in Q1 2005, representing approximately 14% of total revenues.

Distribution and selling costs rose to $4.5m (Q1 2005: $3.7m) due to expansion of the sales network, particularly in Japan, Korea and China.

Taxation

The tax charge for Q1 2006 was $2.8m, an effective tax rate of approximately 27% which was comparable with Q1 2005 and reflected the availability of tax allowances on research & development expenditure.

Cashflow and balance sheet

Net cash inflows from operating activities amounted to $7.9m (Q1 2005: $9.6m). The decrease was mainly attributable to higher working capital requirements.

At 2 April 2006, net funds were $70.2m compared to $33.5m at the end of Q1 2005 and $65.2m at 31 December 2005.

Inventory

Inventory at 2 April 2006 amounted to $26.0m compared to $15.5m at 3 April 2005 and $15.9m at 31 December 2005. As indicated previously, inventory levels were expected to increase following strong demand in the last quarter of 2005.

Operating review

In Q1 2006, the Company saw growth in all three of its main business segments compared with Q1 2005 as it continued to meet rising demand for its products from many of the world's leading consumer electronics brands including Apple, Canon, Epson, HP, Microsoft, Mitac, Palm, Samsung, Sony and Tom Tom. The strongest growth was seen in the portable segment.

Portable

Revenues in the portable business segment increased by 84% to $32.2m (Q1 2005: $17.5m) reflecting the rapid growth of the market for portable digital consumer products worldwide.

The Company saw substantial year on year growth in the portable music player market. Although volume shipments were seasonally lower in the first quarter this segment remained the largest contributor to overall revenues at 27%.

In the multimedia mobile phone market, Wolfson achieved sequential quarterly growth as Korean and Taiwanese multimedia handsets manufacturers ramped up volume production of devices incorporating the Company's chips. As a result, the multimedia handset sector, the second largest contributor, accounted for 19% of overall revenues in Q1 2006 (Q1 2005: 7%).

Satellite navigation systems, PDAs and digital still cameras also showed

quarterly sequential growth.

Consumer Audio

The consumer audio segment, where Wolfson's semiconductors are typically
incorporated into mains-powered electronics goods, returned to growth with
revenues up to $8.1m (Q1 2005: $7.6m).

The Company saw strong growth in demand from flat screen TV, recordable DVD,
personal video recorder (PVR) and digital set-top boxes. In particular, flat
screen TVs and set top box segments showed strong sequential quarterly growth.
Sales into the automotive industry continue to increase, particularly in the
Japanese market. In addition, sales into games consoles were up significantly
year-on-year.

Imaging

Wolfson's imaging products, which are incorporated in a wide range of leading
multifunction peripherals ("MFPs"), marginally increased revenues to $5.6m
(Q1 2005: $5.3m).

New Product Development

New products featuring the Company's low power, Class D technology have been
successfully introduced in the portable area, especially targeted at mobile
phones, digital cameras and games consoles.

Also, good progress has been made in the Company's development of its integrated
sound and power management devices. The Company is on schedule to launch the
first of these products in the second half of 2006.

Outlook

Trading conditions in Wolfson's markets remain encouraging with strong continued
design win momentum. The Company anticipates a continued seasonal pattern to the
business with strong growth in the second half of the year.

Revenues for second quarter are expected to be broadly in line with the first
quarter in the range of $43m-$47m. Gross margins are anticipated to be around
51%.

With the global market for digital consumer products, in particular for portable
applications, continuing to expand, the Company remains on track to deliver
strong growth for 2006.

Consolidated income statement
For the period from 1 January 2006 to 2 April 2006

	Note	Period from 1 January 2006 to 2 April 2006 (Unaudited) $'000	Period from 1 January 2005 to 3 April 2005 (Unaudited) $'000	Period from 3 October 2005 to 31 December 2005 (Unaudited) $'000
Revenue		45,898	30,369	61,337
Cost of sales		(22,642)	(16,161)	(30,588)
Gross profit		23,256	14,208	30,749

Distribution and selling costs		(4,470)	(3,660)	(4,313)
Research and development expenses		(6,416)	(4,482)	(6,330)
Administrative expenses		(2,627)	(2,640)	(2,146)
Operating profit		9,743	3,426	17,960
Financial income		1,151	474	832
Financial expenses		(363)	(507)	(393)
Net financing income/(costs)		788	(33)	439
Profit before tax		10,531	3,393	18,399
Income tax expense		(2,830)	(901)	(4,377)
Profit for the period		7,701	2,492	14,022
Basic earnings per share (cents)	2	6.81	2.29	12.57
Diluted earnings per share (cents)	2	6.47	2.15	11.92

Consolidated statement of recognised income and expense
For the period from 1 January 2006 to 2 April 2006

	Period from 1 January 2006 to 2 April 2006 (Unaudited) $'000	Period from 1 January 2005 to 3 April 2005 (Unaudited) $'000	Period from 3 October 2005 to 31 December 2005 (Unaudited) $'000
Actuarial gain/(loss) on net defined benefit obligations (net of tax)	964	36	(269)
Net income/(expense) recognised directly in equity	964	36	(269)
Profit for the period	7,701	2,492	14,022
Total recognised income and expense for the period	8,665	2,528	13,753

Consolidated balance sheet
As at 2 April 2006

	As at 2 April 2006 (Unaudited) $'000	As at 3 April 2005 (Unaudited) $'000	As at 31 December 2005 (Audited) $'000
Assets			
Property, plant and equipment	32,059	28,466	30,217
Intangible assets	626	766	732
Deferred tax assets	10,126	9,804	8,683
Total non-current assets	42,811	39,036	39,632
Inventories	26,014	15,504	15,924
Income tax receivable	-	-	1,288
Trade and other receivables	24,822	19,439	34,174
Short-term deposits	51,075	-	39,840
Cash and cash equivalents	34,524	53,024	41,135
Total current assets	136,435	87,967	132,361
Total assets	179,246	127,003	171,993
Equity			
Issued capital	189	183	187
Share premium account	51,408	49,691	50,538
Capital redemption reserve	497	497	497
Retained earnings	81,441	37,033	72,231
Total equity attributable to equity holders of the parent	133,535	87,404	123,453
Liabilities			
Interest -bearing loans and borrowings	14,494	17,093	14,933
Employee benefits	5,969	7,955	7,250
Total non-current liabilities	20,463	25,048	22,183
Interest-bearing loans and borrowings	880	2,453	880
Income tax payable	2,265	450	-
Trade and other payables	22,103	11,648	25,477
Total current liabilities	25,248	14,551	26,357
Total liabilities	45,711	39,599	48,540
Total equity and liabilities	179,246	127,003	171,993

Consolidated statement of cash flows
For the period from 1 January 2006 to 2 April 2006

	Period from 1 January 2006 to 2 April 2006 (Unaudited) $'000	Period from 1 January 2005 to 3 April 2005 (Unaudited) $'000	Period from 3 October 2005 to 31 December 2005 (Unaudited) $'000
Cash flows from operating activities			
Profit for the period	7,701	2,492	14,022
Adjustments for:			
Depreciation and amortisation	1,508	1,180	1,356
Foreign exchange gains	(13)	(126)	(360)
Net financing (income)/costs	(788)	33	(439)
Equity-settled share-based payment expenses	599	631	633
Income tax expense	2,830	901	4,377
Operating profit before changes in working capital	11,837	5,111	19,589
(Increase)/decrease in inventories	(10,090)	2,460	560
Decrease/(increase) in trade and other receivables	9,726	(500)	(8,444)
(Decrease)/increase in trade and other payables	(4,787)	(273)	5,176
(Decrease)/increase in provisions and employee benefits	56	55	(1,112)
Cash generated from the operations	6,742	6,853	15,769
Income taxes received/(paid)	1,177	2,724	(1)
Net cash inflow from operating activities	7,919	9,577	15,768
Cash flows from investing activities			
Interest received	609	330	242
Acquisition of property, plant and equipment and intangible assets	(1,623)	(562)	(3,048)
Amounts placed on short-term deposits	(11,235)	–	(5,000)
Net cash outflow from investing activities	(12,249)	(232)	(7,806)
Cash flows from financing activities			
Proceeds from the issue of share capital	872	552	469
Net purchase of own shares held under trust	(2,360)	–	–
Interest paid	(359)	(310)	(1)
Repayment of borrowings and finance lease liabilities	(439)	(556)	–
Net cash (outflow)/inflow from financing activities	(2,286)	(314)	468
Net (decrease)/increase in			

cash and cash equivalents	(6,616)	9,031	8,430
Cash and cash equivalents at start of period	41,135	44,232	32,379
Effect of exchange rate fluctuations on cash held	5	(239)	326
Cash and cash equivalents at end of period	34,524	53,024	41,135
Cash and cash equivalents at end of period	34,524	53,024	41,135
Short-term deposits at end of period	51,075	–	39,840
Total cash and short-term deposits at end of period	85,599	53,024	80,975

Notes to the quarter one 2006 financial information

1 Basis of preparation

The financial information set out above contains the financial information of Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the period from 1 January 2006 to 2 April 2006. The Group operates a thirteen week quarter with four weeks in the first two months and five weeks in the final month of each quarter.

The financial information is prepared on the historical cost basis and is presented in US Dollars, rounded to the nearest thousand.

The financial information set out above does not constitute the Company's statutory accounts. Statutory accounts for the year ended 31 December 2005, which were prepared under International Financial Reporting Standards ("IFRS") as adopted by the EU, are available on the Company's website at www.wolfsonmicro.com and will soon be delivered to the Registrar of Companies. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The financial information for the Group for Q1 2006 and previous quarters as shown has been prepared in accordance with the accounting policies as set out in Note 1 to the consolidated financial statements in the Annual Report and Accounts for the year ended 31 December 2005.

As this is the first time that Wolfson has reported quarterly results, the financial information for the quarterly periods in the prior financial year are set out in note 3 below for reference.

2 Earnings per share

	Period from 1 January 2006 to 2 April 2006 $000	Period from 1 January 2005 to 3 April 2005 $000	Period from 3 October 2005 to 31 December 2005 $000
Profit for the period attributable to equity shareholders (basic and diluted)	7,701	2,492	14,022

	cents	cents	cents
	======	======	======
Basic earnings per share	6.81	2.29	12.57
	======	======	======
Diluted earnings per share	6.47	2.15	11.92
	======	======	======

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

	Period from 1 January 2006 to 2 April 2006 No. of shares	Period from 1 January 2005 to 3 April 2005 No. of shares	Period from 3 October 2005 to 31 December 2005 No. of shares
Issued ordinary shares at start of period	112,414,560	108,389,915	111,313,315
Effect of shares issued during the period from exercise of employee share options	690,471	604,973	240,953
Weighted average number of ordinary shares at end of period - for basic earnings per share	113,105,031	108,994,888	111,554,268
Effect of share options in issue	5,992,277	6,668,907	6,091,098
Weighted average number of ordinary shares at end of period - for diluted earnings per share	119,097,308	115,663,795	117,645,366
	==========	==========	==========

Basic earnings per share

The calculation of basic earnings per share for the period from 1 January 2006 to 2 April 2006 was based on the profit attributable to equity shareholders of $7,701,000 (for the period from 1 January 2005 to 3 April 2005: $2,492,000) and a weighted average number of ordinary shares outstanding during the period from 1 January 2006 to 2 April 2006 of 113,105,031 (period from 1 January 2005 to 3 April 2005: 108,994,888), calculated as shown above.

Diluted earnings per share

The calculation of diluted earnings per share for the period from 1 January 2006 to 2 April 2006 was based on the profit attributable to equity shareholders of $7,701,000 (for the period from 1 January 2005 to 3 April 2005: $2,492,000) and a weighted average number of ordinary shares outstanding during the period from 1 January 2006 to 2 April 2006 of 119,097,308 (for the period from 1 January 2005 to 3 April 2005: 115,663,795), calculated as noted above.

3 Quarterly financial information in respect of the financial year ended 31 December 2005

The Group previously reported its financial results on a six monthly basis. This is the first financial period during which the Group has reported on a quarterly

basis. In the financial year ended 31 December 2005, the Group reported
unaudited results for the six months to 30 June 2005 and audited results for the
financial year ended 31 December 2005. The tables below set out financial
information for the Group for the quarters, half years and full year in 2005.
The periods a re as follows:

Q1 2005 - period from 1 January 2005 to 3 April 2005   (unaudited)
Q2 2005 - period from 4 April 2005 to 30 June 2005   (unaudited)
Q3 2005 - period from 1 July 2005 to 2 October 2005   (unaudited)
Q4 2005 - period from 3 October 2005 to 31 December 2005   (unaudited)
Q1 2006 - period from 1 January 2006 to 2 April 2006   (unaudited)

H1 2005 - period from 1 January 2005 to 30 June 2005   (unaudited)
H2 2005 - period from 1 July 2005 to 31 December 2005   (unaudited)

Year ended 31 December 2005 (audited)

Consolidated income statement

$'000	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006
Revenue	30,369	33,381	41,471	61,337	45,898
Cost of sales	(16,161)	(16,622)	(19,641)	(30,588)	(22,642)
Gross profit	14,208	16,759	21,830	30,749	23,256
Distribution and selling costs	(3,660)	(3,419)	(3,885)	(4,313)	(4,470)
Research and development expenses	(4,482)	(5,746)	(4,909)	(6,330)	(6,416)
Administrative expenses	(2,640)	(1,914)	(2,134)	(2,146)	(2,627)
Operating profit	3,426	5,680	10,902	17,960	9,743
Financial income	474	559	692	832	1,151
Financial expenses	(507)	(482)	(458)	(393)	(363)
Net financing (expense)/income	(33)	77	234	439	788
Profit before tax	3,393	5,757	11,136	18,399	10,531
Income tax expense	(901)	(1,525)	(2,848)	(4,377)	(2,830)
Profit for the period	2,492	4,232	8,288	14,022	7,701
	cents	cents	cents	cents	cents
Basic earnings per share	2.29	3.83	7.46	12.57	6.81
Diluted earnings per share	2.15	3.64	7.10	11.92	6.47
Weighted average no. of shares for: Calculation of basic earnings per share	108,994,888	110,586,480	111,032,706	111,554,268	113,105,031
Calculation of diluted earnings per share	115,663,795	116,109,914	116,728,443	117,645,366	119,097,308

Consolidated income statement (continued)

$'000	H1 2005	H2 2005	Year ended 31 December 2005
Revenue	63,750	102,808	166,558
Cost of sales	(32,783)	(50,229)	(83,012)
Gross profit	30,967	52,579	83,546
Distribution and selling costs	(7,079)	(8,198)	(15,277)
Research and development expenses	(10,228)	(11,239)	(21,467)
Administrative expenses	(4,554)	(4,280)	(8,834)
Operating profit	9,106	28,862	37,968
Financial income	1,033	1,524	2,557
Financial expenses	(989)	(851)	(1,840)
Net financing (expense)/ income	44	673	717
Profit before tax	9,150	29,535	38,685
Income tax expense	(2,426)	(7,225)	(9,651)
Profit for the period	6,724	22,310	29,034
	cents	cents	cents
Basic earnings per share	6.12	20.05	26.26
Diluted earnings per share	5.84	19.04	24.95
Weighted average no. of shares for:			
Calculation of basic earnings per share	109,792,033	111,293,487	110,550,839
Calculation of diluted earnings per share	115,098,102	117,194,805	116,380,255

Consolidated balance sheet

$'000	As at 3 April 2005	As at 30 June 2005	As at 2 October 2005	As at 31 December 2005	As at 2 April 2006
Assets					
Property, plant & equipment	28,466	27,660	29,414	30,217	32,059
Intangible assets	766	800	642	732	626
Deferred tax assets	9,804	9,367	9,910	8,683	10,126
Total non-current assets	39,036	37,827	39,966	39,632	42,811

Inventories	15,504	13,093	16,484	15,924	26,014
Income tax receivable	–	–	–	1,288	–
Trade and other receivables	19,439	22,376	25,276	34,174	24,822
Short-term deposits	–	–	34,840	39,840	51,075
Cash and cash equivalents	53,024	58,067	32,379	41,135	34,524
Total current assets	87,967	93,536	108,979	132,361	136,435
Total assets	127,003	131,363	148,945	171,993	179,246
	=======	=======	=======	=======	=======
Equity					
Issued capital	183	184	185	187	189
Share premium account	49,691	49,885	50,071	50,538	51,408
Capital redemption reserve	497	497	497	497	497
Retained earnings	37,033	41,158	51,398	72,231	81,441
Total equity	87,404	91,724	102,151	123,453	133,535
Liabilities					
Interest-bearing loans and borrowings	17,093	15,245	14,933	14,933	14,494
Employee benefits	7,955	8,862	7,996	7,250	5,969
Total non-current liabilities	25,048	24,107	22,929	22,183	20,463
Interest-bearing loans and borrowings	2,453	684	880	880	880
Income tax payable	450	1,125	2,091	–	2,265
Trade and other payables	11,648	13,723	20,894	25,477	22,103
Total current liabilities	14,551	15,532	23,865	26,357	25,248
Total liabilities	39,599	39,639	46,794	48,540	45,711
Total equity and liabilities	127,003	131,363	148,945	171,993	179,246
	=======	=======	=======	=======	=======

Consolidated statement of cash flows (page 1 of 2)

$'000	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006
Cash flows from operating activities					

Profit for the period	2,492	4,232	8,288	14,022	7,701
Adjustments for:					
Depreciation and amortisation	1,180	1,304	1,307	1,356	1,508
Foreign exchange (gains)/losses	(126)	(662)	(74)	(360)	(13)
Net financial expense/(income)	33	(77)	(234)	(439)	(788)
Equity-settled share based payment expenses	631	591	540	633	599
Income tax expense	901	1,525	2,848	4,377	2,830
Operating profit before changes in working capital	5,111	6,913	12,675	19,589	11,837
Decrease / (increase) in inventory	2,460	2,411	(3,391)	560	(10,090)
Increase in trade and other receivables	(500)	(2,937)	(2,900)	(8,444)	9,726
(Decrease) /increase in trade and other payables	(273)	2,057	4,553	5,176	(4,787)
Increase / (decrease) in provisions and employee benefits	55	(239)	(17)	(1,112)	56
Cash generated from operations	6,853	8,205	10,920	15,769	6,742
Income taxes received / (paid)	2,724	(49)	(1,911)	(1)	1,177
Net cash inflow from operating activities	9,577	8,156	9,009	15,768	7,919
Cash flows from investing activities					
Interest received	330	438	535	242	609
Acquisition of property, plant and equipment and intangible assets	(562)	(516)	(285)	(3,048)	(1,623)
Amounts placed on short-term deposits	–	–	(34,840)	(5,000)	(11,235)
Net cash outflow from investing activities	(232)	(78)	(34,590)	(7,806)	(12,249)
Cash flows from financing activities					
Proceeds from the issue of share capital	552	195	187	469	872
Net purchase of own shares held under trust	–	–	–	–	(2,360)
Interest paid	(310)	(306)	(254)	(1)	(359)
Repayment of borrowings	(551)	(2,611)	–	–	(439)
Payment of finance lease liabilities	(5)	(5)	(21)	–	–
Net cash (outflow)/inflow from financing activities	(314)	(2,727)	(88)	468	(2,286)
Net increase/(decrease) in cash and cash equivalents	9,031	5,351	(25,669)	8,430	(6,616)
Cash and cash equivalents at start of the period	44,232	53,024	58,067	32,379	41,135
Effect of exchange rate fluctuations on cash held	(239)	(308)	(19)	326	5
Cash and cash equivalents at					

end of the period	53,024	58,067	32,379	41,135	34,524
	======	======	======	======	======
Cash and cash equivalents at end of the period	53,024	58,067	32,379	41,135	34,524
Short-term deposits at end of period	-	-	34,840	39,840	51,075
Cash and short-term deposits at end of the period	53,024	58,067	67,219	80,975	85,599
	======	======	======	======	======

Consolidated statement of cash flows (page 2 of 2)

$'000	H1 2005	H2 2005	Year ended 31 December 2005
Cash flows from operating activities			
Profit for the period	6,724	22,310	29,034
Adjustments for:			
Depreciation and amortisation	2,484	2,663	5,147
Foreign exchange (gains)/losses	(788)	(434)	(1,222)
Net financial expense/(income)	(44)	(673)	(717)
Equity-settled share based payment expenses	1,222	1,173	2,395
Income tax expense	2,426	7,225	9,651
Operating profit before changes in working capital	12,024	32,264	44,288
Decrease/(increase) in inventory	4,871	(2,831)	2,040
Increase in trade and other receivables	(3,437)	(11,344)	(14,781)
(Decrease)/increase in trade and other payables	1,784	9,729	11,513
Increase/(decrease) in provisions and employee benefits	(184)	(1,129)	(1,313)
Cash generated from operations	15,058	26,689	41,747
Income taxes received/(paid)	2,675	(1,912)	763
Net cash inflow from operating activities	17,733	24,777	42,510
Cash flows from investing activities			
Interest received	768	777	1,545
Acquisition of property, plant and equipment and intangible assets	(1,078)	(3,333)	(4,411)
Amounts placed on short-term deposits	-	(39,840)	(39,840)
Net cash outflow from investing activities	(310)	(42,396)	(42,706)
Cash flows from financing activities			
Proceeds from the issue of share capital	747	656	1,403
Net purchase of own shares held under trust	-	-	-
Interest paid	(616)	(255)	(871)
Repayment of borrowings	(3,162)	-	(3,162)

Payment of finance lease liabilities	(10)	(21)	(31)
Net cash (outflow)/inflow from financing activities	(3,041)	380	(2,661)
Net increase/(decrease) in cash and cash equivalents	14,382	(17,239)	(2,857)
Cash and cash equivalents at start of the period	44,232	58,067	44,232
Effect of exchange rate fluctuations on cash held	(547)	307	(240)
Cash and cash equivalents at end of the period	58,067	41,135	41,135
Cash and cash equivalents at end of the period	58,067	41,135	41,135
Short-term deposits at end of period	-	39,840	39,840
Cash and short-term deposits at end of the period	58,067	80,975	80,975

- ENDS -

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	AGM Statement
Released	10:26 26-Apr-06
Number	0092C

RNS Number:0092C
Wolfson Microelectronics PLC
26 April 2006

Wolfson Microelectronics plc

ANNUAL GENERAL MEETING 2006

Edinburgh, UK - 26 April 2006: Wolfson Microelectronics plc (LSE: WLF.L), a
leading fabless semi-conductor company that produces mixed-signal high
performance integrated circuits, announces that at the Annual General Meeting
of the company held earlier today, all of the resolutions were passed.

A copy of all of the resolutions passed at the AGM has been submitted to the
United Kingdom Listing Authority for publication on its Document Viewing
Facility.

For further information, please contact:

Wolfson Microelectronics plc:
Fiona Murdoch, Company Secretary

Tel: 0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Companies House
—— for the record ——

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number   SC089839

Company name in full   WOLFSON MICRO ELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which
shares were allotted
(If shares were allotted on one date
enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	2 5	0 4	2 0 0 6	2 5	0 4	2 0 0 6

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	87,500	270	874
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	40 PENCE	173.25 PENCE	204.5 PENCE

List the names and addresses of the allottees and the
number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in
cash please state:

% that each share is to be
treated as paid up

% (if any) that each share
is to be paid up in cash

Consideration for which
the shares were allotted
(This information must be supported by
the original or a certified copy of the
contract or by Form 88(3) if the contract
is not in writing)

Companies House receipt date barcode

This form has been provided free of charge
by Companies House.

09/2005

When you have completed and signed the form please send it to the
Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*		Shares and share class allotted	
Name(s) BRIAN MCLEAN		**Class of shares allotted**	**Number allotted**
Address 2449 PINE VALLEY GLEN, ESCONDIDO, CA 92026, USA		ORDINARY	50,000
UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞			
Name(s) GERARD SUHR		**Class of shares allotted**	**Number allotted**
Address 11827 W BERNARDO DRIVE, B206, SAN DIEGO, CA 92128, USA		ORDINARY	37,500
UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞			
Name(s) STEPHANIE HSIANG		**Class of shares allotted**	**Number allotted**
Address S-3F N° 2, LANE 125, SEC 3, MIN-CHEUN EAST RD, TAIPEI, TAIPEI CITY 104, TAIWAN, R.O.C.		ORDINARY	1,144
UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞			
Name(s)		**Class of shares allotted**	**Number allotted**
Address			
UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞			
Name(s)		**Class of shares allotted**	**Number allotted**
Address			
UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞			

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ Kone K Mwrta _____   Date _26/4/06_

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

WESTFIELD HOUSE 26 WESTFIELD RD

EDINBURGH EH11 2QB

Tel 0131 272 7000

DX number	DX exchange



Companies House
—— *for the record* ——

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)
(Revised 2005)

Return of Allotment of Shares

Company Number SCO89839

Company name in full WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	29	03	2006	29	03	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	50,000	1,800	250
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	20 PENCE	204.5 PENCE	173.25 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*		Shares and share class allotted	
Name(s) HIROSHI TAKITA **Address** 2-8-16-302 TOKIWA, URAWA-KU, SAITAMA-CITY, SAITAMA, 330-0061, JAPAN UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐		**Class of shares allotted** ORDINARY	**Number allotted** 50,000
Name(s) ANDREW BREWSTER **Address** 25 COLINTON GROVE, EDINBURGH UK Postcode E H 1 4 1 D B		**Class of shares allotted** ORDINARY	**Number allotted** 1,800
Name(s) LYNN MASON **Address** 2700 E VALLEY PKWY, STC 205, ESCONDIDO, CALIFORNIA 92027, USA UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐		**Class of shares allotted** ORDINARY	**Number allotted** 250 frm ~~100~~
Name(s) **Address** UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐		**Class of shares allotted**	**Number allotted**
Name(s) **Address** UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐		**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form

Signed _Frank K Mullen_   Date _30/3/06_

** A director / secretary / administrator / administrative-receiver / receiver / official-receiver / receiver manager / voluntary-arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange



Companies House
—— for the record ——

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)
(Revised 2005)

Return of Allotment of Shares

Company Number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which
shares were allotted
(If shares were allotted on one date
enter that date in the "from" box)

	From				To		
	Day	Month	Year		Day	Month	Year
	2 8	0 3	2 0 0 6		2 8	0 3	2 0 0 6

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	250	81,500	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	173.25 PENCE	20 PENCE	

List the names and addresses of the allottees and the
number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in
cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which
the shares were allotted
(This information must be supported by
the original or a certified copy of the
contract or by Form 88(3) if the contract
is not in writing)

Companies House receipt date barcode

This form has been provided free of charge
by Companies House.

When you have completed and signed the form please send it to the
Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name(s) ANNABEL ANDERSON Address 2 DUNLOP TERRACE, PENICUIK MIDLOTHIAN UK Postcode EH26 8DP		ORDINARY	250
Name(s) YOSHIYUKI MORI Address 53-1 TAENO, NAKA-KU YOKOHAMA-SHI, KANAGAWA, 231-0845, JAPAN UK Postcode		ORDINARY	81,500
Name(s) Address UK Postcode		Class of shares allotted	Number allotted
Name(s) Address UK Postcode		Class of shares allotted	Number allotted
Name(s) Address UK Postcode		Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ Date 29/3/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange



Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number   SC089839

Company name in full   WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which
shares were allotted
(If shares were allotted on one date
enter that date in the "from" box)

	From			To		
Day	Month	Year	Day	Month	Year
2 7	0 3	2 0 0 6	2 7	0 3	2 0 0 6

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	5,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	20 PENCE		

List the names and addresses of the allottees and the
number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in
cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)			

Companies House receipt date barcode

This form has been provided free of charge
by Companies House.

When you have completed and signed the form please send it to the
Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name(s) YOSHIYUKI MOKI **Address** 53-1 MATENO, NAKA-KU, YOKOHAMA-SHI, KANAGAWA, 231-0845, JAPAN UK Postcode ∟ ∟ ∟ ∟ ∟ ∟ ∟		ORDINARY	5,000
		Class of shares allotted	Number allotted
Name(s) **Address** UK Postcode ∟ ∟ ∟ ∟ ∟ ∟ ∟			
		Class of shares allotted	Number allotted
Name(s) **Address** UK Postcode ∟ ∟ ∟ ∟ ∟ ∟ ∟			
		Class of shares allotted	Number allotted
Name(s) **Address** UK Postcode ∟ ∟ ∟ ∟ ∟ ∟ ∟			
		Class of shares allotted	Number allotted
Name(s) **Address** UK Postcode ∟ ∟ ∟ ∟ ∟ ∟ ∟			

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ _____ Date 28/3/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange



Companies House
—— *for the record* ——

Please complete in typescript, or
in bold black capitals.
CHWP000

Company Number   SC059839

Company name in full   WOLFSON MICROELECTRONICS PLC

88(2)
(Revised 2005)

Return of Allotment of Shares

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which
shares were allotted
(If shares were allotted on one date
enter that date in the "from" box)

	From				To		
	Day	Month	Year		Day	Month	Year
	2 4	0 3	2 0 0 6		2 4	0 3	2 0 0 6

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	104	2,500	13,500
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE	173.25 PENCE	20 PENCE

List the names and addresses of the allottees and the
number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in
cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which
the shares were allotted
(This information must be supported by
the original or a certified copy of the
contract or by Form 88(3) if the contract
is not in writing)

Companies House receipt date barcode

This form has been provided free of charge
by Companies House.

09/2005

When you have completed and signed the form please send it to the
Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)		Shares and share class allotted	
Name(s) GERALD SUHR **Address** 11824 W BERNARDO DRIVE, B206, SAN DIEGO, CALIFORNIA 92128, USA UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		**Class of shares allotted** ORDINARY	**Number allotted** 2,604
Name(s) YOSHIYUKI MORI **Address** 53-1 TATENO, NAKA-KU, YOKOHAMA-SHI, KANAGAWA, 231-0845, JAPAN UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		**Class of shares allotted** ORDINARY	**Number allotted** 13,300
Name(s) **Address** UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		**Class of shares allotted**	**Number allotted**
Name(s) **Address** UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		**Class of shares allotted**	**Number allotted**
Name(s) **Address** UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞		**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ Date 27/3/06

** A director / secretary / administrator / administrative receiver / receiver /
official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

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NEW ARTICLES OF ASSOCIATION

of

WOLFSON MICROELECTRONICS PLC

(Incorporated in Scotland under company number: SC089839)

**(Adopted by special resolution on 21 October 2003
and amended by special resolutions on 21 April 2005 and 26 April 2006)**

WILMERHALE

Alder Castle
10 Noble Street
London EC2V 7QJ
Tel: +44 (0)20 7645 2400
Fax: +44 (0)20 7645 2424

Ref: 00768-016

Company Number: SC089839



The Companies Act 1985

PUBLIC COMPANY LIMITED BY SHARES

Ordinary and Special Resolutions

of

WOLFSON MICROELECTRONICS PLC

(the "Company")

Passed on 26 April 2006

At an ANNUAL GENERAL MEETING of the above-named Company duly convened and held at Westfield House, 26 Westfield Road, Edinburgh, EH11 2QB on 26 April 2006, the following ordinary and special resolutions were passed.

ORDINARY RESOLUTIONS

1. To receive the accounts of the Company for the financial year ended 31 December 2005, together with the directors' report, the directors' remuneration report and the auditors' report on those accounts and that part of the directors' remuneration report which is required to be audited.

2. To approve the directors' remuneration report as set out in the Annual Report and Accounts for the financial year ended 31 December 2005.

3. To re-elect Barry Michael Rose as a director of the Company.

4. To re-appoint KPMG Audit Plc as auditors of the Company to hold office until the conclusion of the next general meeting at which the accounts of the Company are laid.

5. To authorise the directors of the Company to determine the auditors' remuneration for the ensuing year.

6. To increase the authorised share capital of the Company from £125,000.00 to £135,000.00 by the creation of 10,000,000 ordinary shares of 0.1 pence each ranking *pari passu* in all respects with the existing ordinary shares of 0.1 pence each in the capital of the Company.

7. To authorise the directors of the Company generally and unconditionally pursuant to section 80 of the Companies Act 1985 (the "Act") (in substitution for all other existing authorities pursuant to section 80 of the Act to the extent not utilised at the date this Resolution is passed) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £13,907, such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be

held in 2007 provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the directors of the Company may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTIONS

8. That the directors of the Company be and are hereby empowered to allot equity securities (as defined in section 94(2) to section 94(3A) of the Act) of the Company (in substitution for all other authorities pursuant to section 95 of the Act to the extent not utilised at the date this Resolution is passed) for cash pursuant to the authority conferred by Resolution 7 above as if section 89(1) of the Act or any pre-emption provisions contained in the Company's articles of association (the "Articles") did not apply to any such allotment, provided that this power shall be limited to:

   (i) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the directors of the Company may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

   (ii) any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of equity securities up to an aggregate nominal amount of £5,674

   such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2007, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the directors of the Company may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94 (3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by Resolution 7 above" were omitted.

9. That the Company is generally and unconditionally hereby authorised to make market purchases (within the meaning of section 163(3) of the Act) of any of its ordinary shares of 0.1 pence each ("ordinary shares") on such terms and in such manner as the directors of the Company may from time to time determine provided that:

   (i) the maximum number of ordinary shares hereby authorised to be purchased is 11,349,502 representing approximately 10% of the issued share capital of the Company as at 14 March 2006;

   (ii) the minimum price which may be paid for any such ordinary share is 0.1 pence, exclusive of the expenses of purchase (if any) payable by the Company;

(iii) the maximum price, exclusive of the expenses of purchase (if any) payable by the Company, which may be paid for any such ordinary share under this authority is an amount equal to 105% of the average of the middle market closing quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day of purchase; and

(iv) unless previously renewed, revoked or varied, the authority hereby conferred shall expire on the earlier of 15 months after the passing of this Resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2007, but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuant of any such contract.

10. That the Articles be amended as follows:

(i) that new definitions be inserted in alphabetical order in Article 2:

""**address**" in relation to any electronic communication includes any number or address used for the purposes of such communication;

"**Board**" means the board of Directors for the time being of the Company or the Directors present at a duly convened meeting of Directors at which a quorum is present;

"**communication**" has the meaning given to it in the Electronic Communications Act 2000 and "electronic communications" shall be construed accordingly;

"**in writing**" means written or produced by any substitute for writing or partly one and partly another and, if the Board shall in its absolute discretion determine for any purpose or purposes under these Articles, subject to such terms and conditions as the Board may determine, electronic communications;"

(ii) that Article 9 be amended by adding in the third line of such article after the words "...pursuant thereto all unissued shares", the following: "in the Company and all (if any) shares in the Company held by or on behalf of it"

(iii) that Article 49.11 be amended by deleting part (b) of such Article in its entirety and replacing it with:

"(b) notwithstanding Article 49.5 an appointment of proxy in relation to the meeting may be deposited or received at any time not less than 48 hours before any new time appointed for holding the meeting"

(iv) that Articles 69 to 72 (inclusive) be deleted in their entirety and be replaced with the following:

"**69. Form of proxy**

69.1 An appointment of proxy shall be in writing and, if the Board in its absolute discretion determines, may be contained in an electronic communication, in any such case in any common form or in such form as the Board may approve and:

(a) if in writing but not contained in an electronic communication, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of an attorney or a duly authorised officer of the corporation; or

(b) in the case of an appointment contained in an electronic communication, submitted by or on behalf of the appointor, subject to such terms, limitations, conditions and restrictions and authenticated in such manner as the Board may in its absolute discretion determine.

The signature on such appointment need not be witnessed. Where an appointment of proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the appointment of proxy pursuant to the next following Article, failing which the appointment may be treated as invalid.

69.2 Receipt by the Company of an appointment of proxy shall not preclude a member from attending and voting in person at the meeting. A member may appoint more than one proxy to attend and vote on the same occasion.

70. Deposit or receipt of proxy

70.1 An appointment of proxy:

(a) in the case of an instrument in writing must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Registered Office) not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving communications:

(i) in the notice convening the meeting; or

(ii) in any instrument of proxy sent out by the Company in

relation to the meeting; or

(iii)   in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid.

70.2   An appointment shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An appointment of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

70.3   An appointment of proxy not deposited, delivered or received in a manner so permitted shall be invalid. No appointment of proxy shall be valid after the expiry of 12 months from the date named in it as the date of its execution or the date of its submission, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date. When two or more valid appointments of proxy are delivered or received in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution or submission) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

71.   Rights of proxy

An appointment of proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting. The appointment of proxy shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit.

72.   Revocation of proxy

A vote cast or demand for a poll made by proxy shall not be invalidated by the previous death or insanity of the member or by the revocation of the appointment of proxy or of the authority under which the appointment of proxy was made unless written notice of such death, insanity or revocation shall have been received by the Company

at the Registered Office or at such other place or places or address as has or have been appointed for the deposit or receipt of appointment of proxy, at least three hours before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast."

Chairman

Contents

LONDON 175469V1



THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

WOLFSON MICROELECTRONICS PLC

(Incorporated in Scotland)

**(Adopted by special resolution on 21 October 2003
and amended by special resolutions on 21 April 2005 and 26 April 2006)**

PRELIMINARY

1. **Table A not to apply**

    The regulations in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

2. **Interpretation**

2.1 In these Articles (if not inconsistent with the subject or the context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

the **"Act"**	the Companies Act 1985 (as amended);
"address"	in relation to any electronic communication includes any number or address used for the purposes of such communication;
"these Articles"	these Articles of Association as from time to time altered or replaced by Special Resolution;
"Associated Company"	means a company which is the Company's subsidiary, or the Company's holding company or a subsidiary of the Company's holding company;
"Auditor"	means the auditors of the Company from time to time;
"Board"	means the board of Directors for the time being

	of the Company or the Directors present at a duly convened meeting of Directors at which a quorum is present;
"communication"	has the meaning given to it in the Electronic Communications Act 2000 and "electronic communications" shall be construed accordingly;
the "CREST Regulations"	the Uncertificated Securities Regulations 2001;
a "Director"	a director of the Company;
the "Directors"	the board of directors of the Company from time to time;
"FSMA"	the Financial Services and Markets Act 2000;
the "Group"	the Company, its subsidiary undertakings and any other body corporate, legal entity, partnership or unincorporated joint venture in which the Company or any of its subsidiary undertakings holds a participating interest;
"in writing"	means written or produced by any substitute for writing or partly one and partly another and, if the Board shall in its absolute discretion determine for any purpose or purposes under these Articles, subject to such terms and conditions as the Board may determine, electronic communications;
"London Stock Exchange"	London Stock Exchange plc;
"Memorandum of Association"	the memorandum of association of the Company from time to time;
"month"	calendar month;
"Operator"	CRESTCo Limited or such other person as may for the time being be approved by H.M. Treasury as Operator under the CREST Regulations;
"Operator-instruction"	a properly authenticated dematerialised instruction attributable to the Operator;
"Ordinary Share"	an ordinary share of £0.001 in the capital of the Company;

"paid"	paid or credited as paid;
"participating security"	a security title to units of which is permitted by the Operator to be transferred by means of a relevant system;
"Register"	the register of members of the Company;
"Registered Office"	the registered office of the Company for the time being;
"relevant system"	a computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the CREST Regulations;
"Seal"	the Common Seal of the Company;
"Securities Seal"	an official seal kept by the Company by virtue of Section 40 of the Act;
the **"Statutes"**	the Act, the CREST Regulations and every other statute for the time being in force concerning companies and affecting the Company;
"UK Listing Authority"	means the Financial Services Authority (or any other body from time to time) acting as the competent authority for the purposes of the FSMA;
the **"United Kingdom"**	the United Kingdom of Great Britain and Northern Ireland; and
"year"	calendar year;

2.2 The expressions **"debenture"** and **"debenture holder"** shall respectively include "debenture stock" and "debenture stockholder".

2.3 The expressions **"recognised clearing house"** and **"recognised investment exchange"** shall mean any clearing house or investment exchange (as the case may be) granted recognition under the FSMA.

2.4 The expression **"Secretary"** shall include any person appointed by the Directors to perform any of the duties of the Company Secretary including, but not limited to, a joint, assistant or deputy Company Secretary.

2.5 The expressions **"subsidiary undertaking"** and **"participating interest"** bear the

same respective meanings as defined by the Act.

2.6   The expression "**officer**" shall include a Director, manager and the Secretary, but shall not include an external auditor.

2.7   The expression "**shareholders' meeting**" shall include both a general meeting and a meeting of the holders of any class of shares of the Company.

2.8   The expression "**electronic mail**" shall include any electronic transmission in any form through any medium (including, without limitation, publication on the internet).

2.9   All such of the provisions of these Articles as are applicable to paid-up shares shall apply to stock, and the words "**share**" and "**shareholder**" shall be construed accordingly.

2.10   Words denoting the singular shall include the plural and vice versa. Words denoting one gender shall include each other gender. Words denoting persons shall include bodies corporate and unincorporated associations.

2.11   References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force (whether coming into force before or after the adoption of these Articles).

2.12   Subject as aforesaid any words or expressions defined in the Act or the CREST Regulations shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

2.13   A Special Resolution or Extraordinary Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required. A Special Resolution shall be effective for any purpose for which an Extraordinary Resolution is expressed to be required.

2.14   The headings in these Articles are for convenience only and shall not affect their meaning.

2.15   References to a share (or to a holding of shares) being in certificated or uncertificated form are references, respectively, to that share being a certificated or an uncertificated unit of a security for the purposes of the CREST Regulations.

SHARE CAPITAL

3.   **Amount of share capital**

The authorised share capital of the Company at the date of the adoption of these Articles is £125,000 divided into 125,000,000 Ordinary Shares of £0.001 each.

4.   **Increase of share capital**

The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture

and otherwise.

5. Consolidation, subdivision and cancellation

5.1 The Company may by Ordinary Resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c) subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association or these Articles (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares ensuring that the proportion unpaid remains the same.

5.2 Whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company) and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale. So far as the Statutes allow, the Directors may treat shares of a member in certificated form and in uncertificated form as separate holdings in giving effect to subdivisions and/or consolidations and may cause any shares arising on consolidation or subdivision and representing fractional entitlements to be entered in the Register as shares in certificated form where this is desirable to facilitate the sale thereof.

6. Purchase of own shares

6.1 Subject to the provisions of the Statutes, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its own shares of any class (including any redeemable shares) but so that if there shall be in issue any shares convertible into equity share capital of the Company of the class proposed to be purchased, then the Company shall not purchase, or enter into a contract under which it will or may purchase, such equity shares unless either:

(a) the terms of issue of such convertible shares include provisions permitting the Company to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

(b)   the purchase, or the contract, has first been approved by an Extraordinary Resolution passed at a separate meeting of the holders of such convertible shares.

6.2   Subject to the terms of the Act, the Company may issue shares on the terms that they may be redeemed at the option of the Company or the holder thereof.

7.   Reduction of capital

Subject to the provisions of the Act, the Company may by Special Resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

SHARES

8.   Rights attaching to shares on issue

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes and without prejudice to any rights attaching to any existing shares or class of shares the Company may issue any shares which are, or at the option of the Company or the holder are liable, to be redeemed.

9.   Directors' power to allot

Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in a General Meeting passed pursuant thereto all unissued shares in the Company and all (if any) shares in the Company held by or on behalf of it shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

10.   Commissions on issue of shares

The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful. Subject to the provisions of the Statutes, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

11.   Renunciation of allotment

The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder:

(a)   recognise a renunciation thereof by the allottee in favour of some other person and accord to any allottee of a share a right to effect such renunciation; and/or

(b) allow the rights represented thereby to be one or more participating securities;

in each case upon and subject to such terms and conditions as the Directors may think fit to impose.

12. Trust etc. interests

12.1 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the holder.

12.2 The Company shall be entitled, but except as required by law or by these Articles, shall not be bound, to recognise in such manner and to such extent as it may think fit any trusts in respect of any of the shares of the Company. Notwithstanding any such recognition, the Company shall not be bound to see to the execution, administration or observance of any trust, whether express, implied or constructive, in respect of any shares of the Company and shall be entitled to recognise and give effect to the acts and deeds of the holders of such shares as if they were the absolute owners thereof. For the purpose of this Article 12.2, "trust" includes any right in respect of any shares of the Company other than an absolute right thereto in the holder thereof for the time being or such other rights in the case of transmission thereof as are mentioned in these Articles.

SHARE CERTIFICATES

13. Issue of share certificates

Every person (except a person to whom the Company is not required by law to issue a share certificate) whose name is entered in the Register in respect of shares in certificated form shall upon the issue or transfer to him of such shares be entitled without payment to a share certificate therefor (in the case of issue) within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully-paid shares) within five business days after lodgement of the transfer or (in the case of a transfer of partly-paid shares) within two months after lodgement of the transfer.

14. Form of share certificate

Every share certificate shall be executed by the Company in such manner as the Directors may decide (which may include use of the Seal or the Securities Seal (or, in the case of shares on a branch register, an official seal for use in the relevant territory) and/or manual or facsimile or laser signatures by one or more Directors) and shall specify the number and class of shares to which it relates and the amount paid up thereon. No share certificate shall be issued representing shares of more than one class.

15. Joint holders

In the case of a share held jointly by several persons in certificated form the Company shall not be bound to issue more than one share certificate therefor delivery of a share certificate to one of the joint holders shall be sufficient delivery to all.

16. Replacement of share certificates

16.1 Any two or more share certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

16.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

16.3 If any member transfers part only of the shares held by him, the Company shall upon receipt of the share certificate held by him and a properly stamped stock transfer form in relation to such transfer, issue to the transferee thereof a new share certificate in respect of the shares transferred to him and issue to the member who has transferred shares a balancing share certificate.

16.4 If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new share certificate representing the same shares may be issued to the holder upon request subject to delivery up of the old share certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

16.5 In the case of shares held jointly by several persons any such request may be made by any one of the joint holders unless the share certificate is alleged to have been lost stolen or destroyed.

CALLS ON SHARES

17. Power to make calls

The Directors may from time to time make calls upon the members by giving at least 14 clear days notice in writing in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

18. Liability for calls

Each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be wholly or partly revoked or postponed as the Directors may determine. A person on whom a call is

made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

19. **Interest on overdue amounts**

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 15 per cent per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

20. **Other sums due on shares**

Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

21. **Power to differentiate between holders**

The Directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

22. **Payment of calls in advance**

The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate as the member paying such sum and the Directors may agree.

FORFEITURE AND LIEN

23. **Notice on failure to pay a call**

23.1 If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

23.2 The notice shall name a further day (not being less than 14 days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

24. Forfeiture for non-compliance

24.1   If the requirements of any notice referred to in Article 23 are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

24.2   If a share is forfeited, notice of the forfeiture shall be given to the person who was the holder of the share or (as the case may be) the person entitled to the share by transmission, and an entry that notice of the forfeiture has been given, with the relevant date, shall be made in the Register, but no forfeiture shall be invalidated by any omission to give such notice or to make such entry.

25. Power to annul forfeiture or surrender

The Directors may, at any time before the forfeited or surrendered share has been sold, re-allotted or otherwise disposed of, annul the forfeiture or surrender upon payment of all calls and interest due on or incurred in respect of the share and on such further conditions (if any) as they think fit.

26. Disposal of forfeited shares

A share so forfeited or surrendered shall become the property of the Company and may be retained by the Company, sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposal the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

27. Holder to remain liable despite forfeiture

A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares (and shall, in the case of shares held in certificated form, surrender to the Company for cancellation the certificate for such shares) but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 15 per cent per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

28. Lien on partly-paid shares

The Company shall have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article. The Company's lien on a share shall extend to any amount (including, without limitation, dividends) payable in respect of it.

29. Sale of shares subject to lien

The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing demanding payment of the sum presently payable and giving notice of intention to sell the share in default of payment shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

30. Proceeds of sale of shares subject to lien

30.1 The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender (in the case of shares held in certificated form) be payable to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser.

30.2 The purchaser shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

31. Evidence of forfeiture

A statutory declaration in writing that the declarant is a Director or the Secretary and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration shall (subject to the relevant share transfer being made, if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

32. Extinction of rights

The forfeiture of a share shall involve the extinction at the time of forfeiture of all interests in and all claims and demands against the Company in respect of the share

and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Statutes.

VARIATION OF RIGHTS

33. Manner of variation of rights

33.1 Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an Extraordinary Resolution passed at a separate meeting of the holders of the share of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up.

33.2 To every such separate meeting all the provisions of these Articles relating to General Meetings and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

33.3 The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

34. Matters not constituting variation of rights

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by (a) the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith or subsequent to but in no respect in priority thereto or (b) the purchase or redemption by the Company of any of its own shares or (c) the Company permitting, in accordance with the CREST Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

TRANSFER OF SHARES

35. Form of transfer

35.1 All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer which are registered may be retained by the Company.

35.2 All transfers of shares which are in uncertificated form may be effected by means of a relevant system. The Directors may in their absolute discretion refuse to register an uncertified share where permitted by the Act.

36. Balance certificate

Where some only of the shares comprised in a share certificate are transferred the old share certificate shall be cancelled and, to the extent that the balance is to be held in certificated form, a new share certificate for the balance of such shares shall be issued in lieu without charge.

37. Right to refuse registration

37.1 The Directors may decline to recognise any instrument of transfer relating to shares in certificated form unless it is in respect of only one class of share and is lodged (duly stamped if required) at the Registered Office or at such other place as the Directors may appoint and is accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer of shares in certificated form by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that share certificates have been issued in respect of the shares in question.

37.2 The Directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares (not being fully-paid shares) provided that, where any such shares are admitted to the Official List of the UK Listing Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis or any transfer of a share on which the Company has a lien

37.3 The Directors may also refuse to register an allotment or transfer of shares (whether fully-paid or not) in favour of more than four persons jointly.

37.4 If the Directors refuse to register an allotment or transfer of shares they shall within two months after the date on which:

(a) the letter of allotment or instrument of transfer was lodged with the Company (in the case of shares held in certificated form); or

(b) the Operator-instruction was received by the Company (in the case of shares held in uncertificated form);

send to the allottee or transferee notice of the refusal.

38. No fee on registration

No fee will be charged by the Company in respect of the registration of any transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

39. Closure of Register

The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Directors may from time to time determine and either generally or in respect of any class of shares, except that, in respect of any shares which are participating securities, the Register shall not be closed without the consent of the Operator.

40. Branch Register

Subject to and to the extent permitted by the Statutes, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory a branch register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such register.

41. Further provisions on shares in uncertificated form

41.1 Subject to the Statutes and the Rules (as defined in the CREST Regulations), the Directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

41.2 Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the CREST Regulations to become a participating security.

41.3 Where any class of shares is a participating security and the Company is entitled under any provision of the Statutes or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Statutes and these Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; and

(d) to take any action that the Directors consider appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

41.4 The provisions of these Articles shall not apply to shares of any class which are in uncertificated form to the extent that such Articles are inconsistent with:

(a) the holding of shares of that class in uncertificated form;

(b) the transfer of title to shares of that class by means of a relevant system; or

(c) any provision of the CREST Regulations.

TRANSMISSION OF SHARES

42. Persons entitled on death

In case of the death of a member, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased member (whether sole or joint) from any liability in respect of any share held by him.

43. Election by persons entitled by transmission

43.1 A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as a holder of the share upon giving to the Company notice in writing to that effect or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were a transfer made by the member registered as the holder of any such share.

43.2 The Directors may at any time give notice requiring such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the Directors may after the expiry of that period withhold payment of all

LONDON 175469V1

dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

44.   **Rights of persons entitled by transmission**

Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to shareholders' meetings until he shall have been registered as a member in respect of the share.

UNTRACED SHAREHOLDERS

45.   **Untraced shareholders**

45.1   The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale, the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:

(a)   during the period of 12 years prior to the date of the publication of the advertisements referred to in article 45.1(b) below (or, if published on different dates, the first thereof) it has made at least three attempts to contact the member (each such attempt being a reasonable time after the last) or at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed, or a combination of the two; and

(b)   the Company shall as soon as practicable after expiry of such period of 12 years have inserted advertisements in both a national daily newspaper and in a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(c)   during the period of three months following the publication of such advertisements (or, if published on different dates, the date of the first publication) the Company shall have received no indication either of the whereabouts or existence of the member or person; and

(d)   if the shares are listed on the Official List of the UK Listing Authority, notice shall have been given to the UK Listing Authority of its intention to make such sale before the publication of the advertisements.

45.2   To give effect to any such sale the Company may appoint any person to transfer, as transferor, the said shares and such transfer shall be as effective as if it had been carried out by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or

invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

45.3   In the case of shares in uncertificated form, the foregoing provisions of this Article are subject to any restrictions applicable under the CREST Regulations.

GENERAL MEETINGS

46.   Annual and Extraordinary General Meetings

An Annual General Meeting shall be held once in every year, at such time (within a period of not more than 15 months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.

47.   Convening of General Meetings

The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting. If there are insufficient Directors in the United Kingdom to call a general meeting, any Director of the Company may call a general meeting, but where no Director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more Directors.

NOTICE OF GENERAL MEETINGS

48.   Notice of General Meetings

An Annual General Meeting and any Extraordinary General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by at least 21 clear days' notice in writing (or in such other form as the Act may allow) and any other Extraordinary General Meeting by at least 14 clear days' notice in writing (or in such other form as the Act may allow). The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company provided that the Company may determine that only those persons entered on the Register at the close of business on a day determined by the Company, such day being no more than 21 days before the day that notice of the meeting is sent, shall be entitled to receive such a notice and provided also that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly

called if it is so agreed:

(a)   in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b)   in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right.

49.   Contents of notice of General Meetings

49.1   Every notice calling a General Meeting shall specify the place (including, without limitation, any satellite meeting place arranged for the purposes of Article 49.6 which shall be identified as such in the notice) and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

49.2   The notice shall specify the general nature of the business to be transacted at the meeting; and if any resolution is to be proposed as an Extraordinary Resolution or as a Special Resolution, the notice shall contain a statement to that effect.

49.3   In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

49.4   The accidental omission to give notice to, or to send a form of proxy with a notice where required by these Articles, or the non receipt of notice by any person entitled to receive the notice or form of proxy shall not invalidate the proceedings of that meeting.

49.5   For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such person may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting.

49.6   The Directors may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid as if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at the meeting places are able to:

(a)   participate in the business for which the meeting has been convened;

(b)   hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the

principal meeting place and any satellite meeting place; and

(c)   be heard and seen by all other persons so present in the same way.

49.7   The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

49.8   If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 49.6, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 49.5 shall apply to that adjournment.

49.9   The Directors may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

49.10   The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 49.6 (including, without limitation, the issue of tickets or the imposition of some other means of selection) if in its absolute discretion it considers it appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 49.6. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

49.11   If, after the giving of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Directors decide that it is impracticable or unreasonable for a reason beyond its control to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 49.6 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 49.6 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 49.6 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a)   no new notice of the meeting need to be given, but the board shall, if practicable, advertise the date, time and place of the meeting in at least one

leading Scottish newspaper and one leading national newspaper in the UK and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b)   notwithstanding Article 49.5 an appointment of proxy in relation to the meeting may be deposited or received at any time not less than 48 hours before any new time appointed for holding the meeting.

49.12   For the purposes of this Article 49, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Act or these Articles to be made available at the meeting.

PROCEEDINGS AT GENERAL MEETINGS

50.   Chairman

The chairman of the Directors, failing whom a deputy chairman, shall preside as chairman at a General Meeting. If there is no such chairman or deputy chairman, or if at any meeting neither is present within 5 minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number (or, if no Director is present or if all the Directors present decline to take the chair, the members present and entitled to vote shall choose one of their number) to be chairman of the meeting.

51.   Quorum

No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Two members of the Company present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum for all purposes.

52.   Lack of quorum

If within 15 minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such day, time and place as may have been specified for the purpose in the notice convening the meeting or (if not so specified) as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

53.   Adjournment

The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. In addition, the

chairman may adjourn the meeting to another time and place without consent if it appears to him that;

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 30 days or more or sine die, not less than seven clear days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

54. Notice of adjourned meeting

Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

55. Amendments to resolutions

If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. In the case of a resolution duly proposed as a Special or Extraordinary Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. No amendment to a resolution duly proposed as an Ordinary Resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the Ordinary Resolution is to be considered, notice of the terms of the amendment and the intention to move it has been lodged at the Registered Office, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

56. Security

The Directors and at any General Meeting, the chairman of the meeting, may make any security arrangements which it considers appropriate relating to the holding of a General Meeting of the Company, including, without limitation, arranging for any person attending a meeting to be searched for items of personal property and the restriction of items which may be taken into a meeting. The Directors may require a member to produce evidence of their identity. A Director or the Secretary may refuse entry to a meeting to any person who refuses to comply with any such arrangements or restrictions.

POLLS

57. Demand for poll

57.1 At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before, or on the declaration of the result of, the show of hands) demanded by:

(a) the chairman of the meeting; or

(b) not less than five members present in person or by proxy and entitled to vote; or

(c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

57.2 A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll. A demand by a person as proxy for a member shall be the same as a demand by the member.

58. Procedure on a poll

A poll shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers (who need not be members) and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

59. Voting on a poll

On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

60. Timing of the poll

A poll demanded on the choice of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting. In any other case at least 7 clear days' notice shall be given specifying

the time and place at which the poll is to be taken. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

61. **Votes attaching to shares**

Subject to article 49.4 and to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares, on a show of hands every member who is present in person shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. Each corporate representative appointed in accordance with Article 73 by a company holding shares as nominee for any other person shall be entitled to one vote on a show of hands and on a poll shall have one vote for every share in respect of which he is the corporate representative.

62. **Votes of joint holders**

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

63. **No casting vote for Chairman**

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote.

64. **Restriction on voting in particular circumstances**

64.1 No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

64.2 If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under Section 212 of the Act and is in default for a period of 14 days from the date of service of such notice in supplying to the Company the information thereby required or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then (unless the Directors otherwise determine) in respect of:

(a) the shares comprising the shareholding account in the Register which comprises or includes the shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "default shares", which expression shall include any further shares which are issued in respect of such shares); and

(b) any other shares held by the member;

the member shall not (for so long as the default continues) nor shall any transferee to whom any of such shares are transferred (other than pursuant to an approved transfer or pursuant to Article 64.3(b) below) be entitled to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings.

64.3   Where the default shares represent 0.25 per cent or more in nominal value of the issued shares of the class in question, the Directors may in their absolute discretion by notice (a "direction notice") to such member direct that:

(a)   any dividend or part thereof or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest thereon when such dividend or other money is finally paid to the member and the member shall not be entitled to elect to receive shares in lieu of dividend; and/or

(b)   no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer or:

(i)   the member is not himself in default as regards supplying the information required; and

(ii)   the transfer is of part only of the members' holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares which are the subject of the transfer are default shares;

provided that, in the case of shares in uncertificated form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the CREST Regulations.

Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provision for the former and the latter.

Upon the giving of a direction notice its terms shall apply accordingly.

64.4   The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

64.5   Save as herein provided any direction notice shall have effect in accordance with its terms for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect thereafter upon the Directors so determining (such determination to be made within a period of one week of the default being duly remedied with written notice thereof being given forthwith to the member). The Directors may at any time give notice cancelling a direction notice.

64.6   Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer or in accordance with Article 64.3(b) above.

65.   **Conversion of uncertificated shares**

The Company may exercise any of its powers under Article 41.2 in respect of any default share that is held in uncertificated form.

65.1   For the purposes of this Article:

(a)   a person shall be treated as appearing to be interested in any shares if the member holding such shares has been served with a notice under the said Section 212 and either (i) the member has named such person as being so interested or (ii) (after taking into account the response of the member to the said notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares; and

(b)   a transfer of shares is an approved transfer if:

(i)   it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer (as defined in Section 428 of the Act); or

(ii)   the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with any person appearing to be interested in such shares including any such sale made through the London Stock Exchange or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded. For the purposes of this sub-paragraph any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the member or any person appearing to be interested in such shares.

65.2   The provisions of this Article are in addition and without prejudice to the provisions of the Act.

66.   **Voting by guardian**

Where in the United Kingdom or elsewhere a guardian, receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such guardian, receiver or other person on behalf of such member to vote in person or by proxy at any shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings.

67. Validity and result of vote

67.1 No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

67.2 Unless a poll is taken a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

PROXIES AND CORPORATE REPRESENTATIVES

68. Proxy need not be a member

A proxy need not be a member of the Company.

69. Form of proxy

69.1 An appointment of proxy shall be in writing and, if the Board in its absolute discretion determines, may be contained in an electronic communication, in any such case in any common form or in such form as the Board may approve and:

(a) if in writing but not contained in an electronic communication, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of an attorney or a duly authorised officer of the corporation; or

(b) in the case of an appointment contained in an electronic communication, submitted by or on behalf of the appointor, subject to such terms, limitations, conditions and restrictions and authenticated in such manner as the Board may in its absolute discretion determine.

The signature on such appointment need not be witnessed. Where an appointment of proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the appointment of proxy pursuant to the next following Article, failing which the appointment may be treated as invalid.

69.2 Receipt by the Company of an appointment of proxy shall not preclude a member from attending and voting in person at the meeting. A member may appoint more than one proxy to attend and vote on the same occasion.

70. Deposit or receipt of proxy

70.1 An appointment of proxy:

(a) in the case of an instrument in writing must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or

in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Registered Office) not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid; or

(b)   in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving communications:

(i)   in the notice convening the meeting; or

(ii)   in any instrument of proxy sent out by the Company in relation to the meeting; or

(iii)   in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid.

70.2   An appointment shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An appointment of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

70.3   An appointment of proxy not deposited, delivered or received in a manner so permitted shall be invalid. No appointment of proxy shall be valid after the expiry of 12 months from the date named in it as the date of its execution or the date of its submission, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date. When two or more valid appointments of proxy are delivered or received in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution or submission) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

71.   **Rights of proxy**

An appointment of proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting. The appointment of proxy shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit.

72. **Revocation of proxy**

A vote cast or demand for a poll made by proxy shall not be invalidated by the previous death or insanity of the member or by the revocation of the appointment of proxy or of the authority under which the appointment of proxy was made unless written notice of such death, insanity or revocation shall have been received by the Company at the Registered Office or at such other place or places or address as has or have been appointed for the deposit or receipt of appointment of proxy, at least three hours before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

73. **Corporations acting by representatives**

73.1 Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any shareholder's meeting. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat. For such time as any company or corporation holds shares as nominee for any other persons, such company or corporation may appoint any or all of those persons as its corporate representatives and each person so appointed shall be able to act as corporate representative in respect of the number of shares which are held for him as nominee by that company.

73.2 The Directors can require evidence of the authority of a representative of a corporation.

73.3 Any vote cast by a representative of a corporation, any demand by him for a poll, shall be valid notwithstanding the fact that he may for any reason no longer be authorised to represent the corporation unless written notice of the fact that he is no longer so authorised has been received by the Company at the Registered Office by the time specified in Article 70.

DIRECTORS

74. **Number of Directors**

Subject as hereinafter provided the Directors shall not be less than 2 and shall not be subject to any maximum. The Company may by Ordinary Resolution from time to time vary the minimum number and/or maximum number of Directors.

75. **Share qualification**

A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at shareholders' meeting or meetings of the holders of any class of shares in the Company.

LONDON 175469V1

76. **Directors' fees**

The ordinary remuneration of the Directors shall from time to time be determined by the Directors except that such remuneration shall not exceed £2 million per annum in aggregate or such higher amount as may from time to time be determined by Ordinary Resolution of the Company. Each Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Directors.

77. **Other remuneration of Directors**

Any Director who holds any executive office (including for this purpose the office of chairman or deputy chairman whether or not such office is held in an executive capacity), or who serves on any committee of the Directors, or who by the request of the Directors goes or resides abroad for any purpose of the Company or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

78. **Directors' expenses**

The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or shareholders' meetings or otherwise in connection with the business of the Company.

79. **Directors' pensions and other benefits**

The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director or any employee of the Company or any member of the Group or any member of his family or any person who is or was dependent on him and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

80. **Appointment of executive Directors**

80.1   The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of chairman or deputy chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

80.2   The appointment of any Director to the office of chairman or deputy chairman or managing or joint managing or deputy assistant managing director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

80.3   The appointment of any Director to any other executive office shall not automatically

determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

81. **Powers of executive Directors**

The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

82. **Designation or title "director"**

The Directors may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

APPOINTMENT AND RETIREMENT OF DIRECTORS

83. **Age limit**

Any provision of the Statutes which, subject to the provisions of these Articles, would have the effect of rendering any person ineligible for appointment or election as a Director or liable to vacate office as a Director on account of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment or election of any Director over a specified age, shall not apply to the Company. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a Director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

84. **Retirement by rotation**

At each Annual General Meeting all those Directors who were elected or last re-elected at or before the Annual General Meeting held in the third calendar year before shall retire from office by rotation. A retiring Director shall be eligible for re-election.

85. **Re-election of retiring Director**

The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing thereto

the retiring Director or some other person eligible for election. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) where the default is due to the moving of a resolution in contravention of the next following Article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

86.   **Election of two or more Directors**

A resolution for the election of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

87.   **Nomination of Director for election**

No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a director at any General Meeting unless not less than 7 nor more than 42 days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Registered Office in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

88.   **Election or appointment of additional Director**

The Company may by Ordinary Resolution elect, and without prejudice thereto the Directors shall have power at any time to appoint, any person to be a Director either to fill a casual vacancy or as an additional Director, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for election.

89.   **Vacation of office**

The office of a Director shall be vacated in any of the following events, namely:

(a) if he shall become prohibited by law from acting as a Director;

(b)   if he shall resign by writing under his hand left at the Registered Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

(c)   if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d)   if he becomes incapable by reason of mental disorder, illness or injury or managing and administering his property and affairs and the other directors resolve that his office is vacated;

(e)   if he shall be absent from meetings of the Directors for six months without leave and the Directors shall resolve that his office be vacated; or

(f)   he is requested to resign in writing by not less than three quarters of the other Directors. In calculating the number of Directors who are required to make such a request to the Director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a Director and any alternate director appointed by him and acting in his capacity as such shall constitute a single Director for this purpose, so that the signature of either shall be sufficient.

90.   Removal of Director

The Company may in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and elect another person in place of a Director so removed from office and any person so elected shall be treated for the purpose of determining the time at which he is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is elected was last elected a Director. In default of such election the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

MEETINGS AND PROCEEDINGS OF DIRECTORS

91.   Convening of meetings of Directors

91.1   Subject to the provisions of these Articles the Directors may meet together for the despatch of business, adjourn and otherwise regulate their proceedings as they think fit. At any time any Director may, and the Secretary at the request of a Director shall, summon a meeting of Directors. It shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from the United Kingdom. Any Director may waive notice of any meeting and any such waiver may be retroactive.

91.2   The Directors and any committee of the Directors, shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone, conference video link or other communication equipment which allows those

participating to hear and speak to each other, and a quorum in that event shall be the number of persons required for a quorum under Article 92 and who are so linked. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

92. Quorum

The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

93. Chairman

93.1 The Directors may elect from their number a chairman and a deputy chairman (or two or more deputy chairmen) and determine the period for which each is to hold office. If no chairman or deputy chairman shall have been appointed or if at any meeting of the directors no chairman or deputy chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

93.2 If at any time there is more than one deputy chairman the right in the absence of the chairman to preside at a meeting of the Directors or of the Company shall be determined as between the deputy chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

94. Casting vote

Questions arising at any meeting of the Directors shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall not have a second or casting vote.

95. Number of Directors below minimum

The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

96. Written resolutions

A resolution in writing signed by all the Directors entitled to vote thereon (not being less than the number required to form a quorum) shall be as valid and effectual as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form each signed by one or more Directors.

97. Validity of proceedings

97.1 All acts done by any meeting of Directors, or of any committee or sub-committee of

the Directors, or by any person acting as a Director or as a member of any such committee or sub-committee, shall notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee or sub-committee and had been entitled to vote.

98. Minutes

The Directors shall cause minutes to be made in books kept for the purpose:

(a)   of all appointments of officers made by the Directors;

(b)   of the names of all the Directors present at each meeting of the Directors and any of any committee;

(c)   of all resolutions and proceedings of all meetings of the Company and of any class of members, and of the board of any committee.

DIRECTORS' INTERESTS

99. Directors may have interests

Subject to the provisions of the Statutes, and provided that he has disclosed to the Directors the nature and extent of any interest of his, a Director notwithstanding his office:

(a)   may be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(b)   may be a director or other officer of, or employed by, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested;

(c)   may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company (other than as Auditor) and be remunerated therefor; and

(d)   shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

For the purposes of this Article:

(a)   a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is

interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b)   an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

100.   Restriction on voting

100.1   Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of interests in shares or debentures or other securities of, or otherwise in or through, the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote.

100.2   Subject to the provisions of the Statutes, a Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(a)   the giving of any security, guarantee or indemnity in respect of: (i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings; or (ii) a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(b)   any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(c)   any proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him within the meaning of Section 346 of the Act) does not have an interest (as that term is used in Section 198 to 211 of the Act) in one per cent or more of the issued equity share capital of any class of such body corporate (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(d)   any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(e)   any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors.

100.3 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under Article 100.2(c) above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

100.4 If a question arises at any time as to the materiality of a Director's interest or as to his entitlement to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the Directors (on which the chairman shall not vote) and such resolution shall be final and conclusive except in a case where the nature and extent of the interests of the chairman have not fairly been disclosed.

101. Directors' interests – general

For the purposes of the two preceding Articles:

(a)   a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such contract, transaction or arrangement of the nature and extent so specified;

(b)   an interest of a person who is connected (within the meaning of Section 346 of the Act) with a Director shall be treated as an interest of Director; and

(c)   an interest (whether of his or of such a connected person) of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

COMMITTEES OF THE DIRECTORS

102. Appointment and constitution of committees

The Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees. Any such committee shall, unless the Directors otherwise resolve, have power to sub-delegate to sub-committees any of the powers or discretions delegated to it. Any such committee or sub-committee shall consist of one or more Directors and (if thought fit) one or more other named person or persons to be co-opted as hereinafter proved. Insofar as any such power or discretion is delegated to a committee or sub-committee, any reference in these Articles to the exercise by the Directors of the power of discretion so delegated

shall be read and construed as if it were a reference to the exercise thereof by such committee or sub-committee. Any committee or sub-committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee or sub-committee of persons other than Directors and may provide for members who are not Directors to have voting rights as members of the committee or sub-committee but so that (a) the number of members who are not Directors shall be less than one-half of the total number of members of the committee or sub-committee and (b) no resolution of the committee or sub-committee shall be effective unless a majority of the members of the committee or sub-committee present throughout the meeting are Directors.

103. Proceedings of committee meetings

The meetings and proceedings of any such committee or sub-committee consisting of two or more persons shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

POWERS OF DIRECTORS

104. General powers

The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in a General Meeting subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

105. Local boards

The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

106. Appointment of attorney

The Directors may from time to time and at any time by power of attorney or

otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

107. President

The Directors may from time to time elect a President of the Company and may determine the period for which he shall hold office. Such President may be either honorary or paid such remuneration as the Directors in their discretion shall think fit, and need not be a Director but shall, if not a Director, be entitled to receive notice of and attend and speak, but not to vote, at all meetings of the Directors.

108. Signature on cheques etc.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

109. Borrowing powers

Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its business, assets, undertaking, property and uncalled capital or any part or parts thereof and to issue debentures and other securities and give security, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

110. Restrictions on borrowing

The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) from time to time so as to ensure (as regards subsidiaries so far as by such exercise they can ensure) that the aggregate amount for the time being remaining undischarged of all monies (exclusive of intra-Group borrowings) borrowed by the Group (which for the purposes of this Article shall mean the Company and its subsidiaries from time to time) shall not at any time without the prior sanction of an Ordinary Resolution of the Company exceed a sum equal to £300 million; provided that no such sanction shall be required for the borrowing of any monies intended to be applied and actually applied within six months of the date of borrowing, in the repayment (with or without premium) of any monies then already borrowed and remaining undischarged notwithstanding that the same may result in the said limit being temporarily exceeded provided further that in calculating the aggregate amount for the time being remaining undischarged of all monies borrowed by the Group as aforesaid, there shall be disregarded any monies borrowed by any subsidiary of the

Company which is incorporated outside the United Kingdom or any associated limited partnership outside the United Kingdom where such borrowings are not guaranteed by the Company or by any of its subsidiaries registered in the United Kingdom. For the purposes of the said limit the issue of debentures shall be deemed to constitute borrowing notwithstanding that the same may be issued in whole or in part for a consideration other than cash.

ALTERNATE DIRECTORS

111. Alternate Directors

111.1 Any Director may at any time by writing under his hand and deposited at the Registered Office, or delivered at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors or unless the appointee is another Director, shall have effect only upon and subject to being so approved.

111.2 The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director, otherwise than by retirement at a General Meeting at which he is re-elected.

111.3 An alternate Director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall not be counted more than once for the purposes of the quorum. His signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member.

111.4 Save as otherwise provided in these Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him.

111.5 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

112. Secretary

The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as joint secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more deputy and/or assistant secretaries.

THE SEAL

113. The Seal

113.1 The Directors shall provide for the safe custody of the Seal and any Securities Seal and neither shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf. The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued.

113.2 Every instrument to which the Seal or the Securities Seal shall be affixed (other than a certificate for or evidencing shares, debentures or other securities (including options) issued by the Company) shall be signed autographically by one Director and the Secretary or by two Directors or by two persons authorised to sign such instrument on behalf of the Company save that as regards any certificates for shares or deliveries or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature.

113.3 The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

113.4 Any instrument signed by one Director and the Secretary or by two Directors or by two persons authorised to sign such instrument on behalf of the Company and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument which makes it clear on its face that it is intended to have effect as a deed shall be so signed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

AUTHENTICATION OF DOCUMENTS

114. Authentication of documents

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any document affecting the constitution of the Company and any resolution passed at a shareholders' meeting or at a meeting of the Directors or any committee, and any book, record, document or account relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any book, record, document or account is elsewhere

than at the Registered Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of any such resolution, or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

RESERVES

115. Establishment of reserves

The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

116. Business bought as from past date

Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date (whether such date be before or after the incorporation of the Company) the profits and losses thereof as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof. In each case the Directors may exercise their discretion only after taking into account such requirements as may from time to time be laid down by the Act, financial reporting standards, generally accepted accounting principles and such other regulations by which the Company may be governed.

DIVIDENDS

117. Final dividends

The Company may by Ordinary Resolution declare dividends according to their respective rights and interests but no such dividend shall exceed the amount recommended by the Directors.

118. Fixed and interim dividends

Subject to the provisions of the Act, if and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors

may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or *pari passu* with those shares, of any such fixed or interim dividend as aforesaid.

119. **Distribution in specie**

The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

120. **No dividend except out of profits**

No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

121. **Ranking of shares for dividend**

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

122. **Manner of payment of dividends**

122.1 Any dividend or other moneys payable on or in respect of a share shall be paid to the member or to such other person as the member (or, in the case of joint holders of a share, all of them) may in writing direct. Such dividend or other moneys may be paid: (i) by cheque sent by post to the payee or, where there is more than one payee, to any one of them; or (ii) by inter-bank transfer to such account as the payee or payees shall in writing direct; or (iii) using the facilities of a relevant system; or (iv) by such other method of payment as the member (or in the case of joint holders of a share, all of them) may agree to. Every such cheque shall be sent at the risk of the person or persons entitled to the money represented thereby, and payment of a cheque by the banker upon whom it is drawn, and any transfer or payment within (ii) or (iii) above, shall be a good discharge to the Company.

122.2 Subject to the provisions of these Articles and to the rights attaching to any shares,

any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine, using such exchange rate for currency conversions as the Directors may select.

122.3 The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of the dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

123. **Joint holders**

If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

124. **Record date for dividends**

Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

125. **No interest on dividends**

No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

126. **Retention of dividends**

126.1 The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and a sum in respect of which the lien exists is presently payable and may apply such dividends or other moneys in or towards satisfaction of the moneys payable to the Company in respect of that share.

126.2 The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

127. **Unclaimed dividend**

The payment by the Directors of any unclaimed dividend or other moneys payable on

or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to the Company.

128. **Waiver of dividend**

The waiver in whole or in part of any dividend on any share by any document (whether or not executed as a deed) shall be effective only if such document is signed by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

CAPITALISATION OF PROFITS AND RESERVES

129. **Capitalisation of profits and reserves**

129.1 The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account.

129.2 Such capitalisation shall be effected by appropriating such sum to the holders of Ordinary Shares on the Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of Ordinary Shares and applying such sum on their behalf in paying up in full unissued Ordinary Shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

129.3 The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

SCRIP DIVIDENDS

130. **Scrip dividends**

130.1 Subject as hereinafter provided, and subject to the Act, the Directors may offer to ordinary shareholders the right to receive, in lieu of dividend (or part thereof), allotment of new Ordinary Shares credited as fully paid.

130.2 The Directors shall not make such an offer unless so authorised by an Ordinary

Resolution passed at any General Meeting, which authority may extend to dividends declared or paid prior to the fifth Annual General Meeting of the Company occurring thereafter.

130.3 The Directors may either offer such rights of election in respect of the next dividend (or part thereof) proposed to be paid; or may offer such rights of election in respect of that dividend and all subsequent dividends, until such time as the election is revoked; or may allow shareholders to make an election in either form.

130.4 The basis of allotment on each occasion shall be determined by the Directors so that, as nearly as may be considered convenient, the value of the Ordinary Shares to be allotted in lieu of any amount of dividend shall equal such amount. For such purpose the value of an Ordinary Share shall be the average of the middle market quotations of an Ordinary Share on the London Stock Exchange, as derived from the Daily Official List, on each of the first five business days on which the Ordinary Shares are quoted "ex" the relevant dividend. A certificate or report by the auditors as to the value of an Ordinary Share shall be conclusive evidence of that value.

130.5 If the Directors determine to offer such right of election on any occasion they shall give notice in writing to the ordinary shareholders of such right and shall issue forms of election and shall specify the procedures to be followed in order to exercise such right. Provided that they need not give such notice to a shareholder who has previously made, and has not revoked, an earlier election to receive Ordinary Shares in lieu of all future dividends, but instead shall send him a reminder that he has made such an election, indicating how that election may be revoked in time for the next dividend proposed to be paid.

130.6 On each occasion the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on Ordinary Shares in respect whereof the share election has been duly exercised and has not been revoked (the "elected Ordinary Shares"), and in lieu thereof additional shares (but not any fraction of a share) shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of additional Ordinary Shares to be allotted on that occasion on such basis and shall apply the same in paying up in full the appropriate number of unissued Ordinary Shares on such basis.

130.7 The additional Ordinary Shares so allotted on any occasion shall rank pari passu in all respects with the fully-paid Ordinary Shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend.

130.8 Article 129 shall apply (*mutatis mutandis*) to any capitalisation made pursuant to this Article.

130.9 No fraction of an Ordinary Share shall be allotted. The Directors may make such provision as they think fit for any factional entitlements including, without limitation, provision whereby, in whole or in part, the benefit thereof accrues to the Company and/or fractional entitlements are accrued and/or retained and in either case

accumulated on behalf of any ordinary shareholder.

130.10 The Directors may on any occasion determine that rights of election shall not be made available to any ordinary shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

130.11 In relation to any particular proposed dividend the Directors may in their absolute discretion decide: (i) that shareholders shall not be entitled to make any election in respect thereof and that any election previously made shall not extend to such dividend; or (ii) at any time prior to the allotment of the Ordinary Shares which would otherwise be allotted in lieu thereof, that all elections to take shares in lieu of such dividend shall be treated as not applying to that dividend, and if so the dividend shall be paid in cash as if no elections had been made in respect of it.

ACCOUNTS

131. Accounting records

Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Registered Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

132. Copies of accounts for members

132.1 A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) or a summary of the same shall not less than 21 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles. Provided that this Article shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Statutes nor to more than one of joint holders nor to any person of whose address the Company is not aware, but any member or debenture holder to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Registered Office.

132.2 To the extent permitted by the Statutes, documents referred to in this Article can be sent by electronic mail or facsimile.

132.3 Whenever a listing on the Official List of the UK Listing Authority for all or any of the shares or debentures of the Company for the time being shall be in force, there shall be forwarded to the appropriate officer of the UK Listing Authority, such number of copies of such documents as may for the time being be required under its regulations or practice.

AUDITORS

133. Validity of Auditor's acts

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

134. Auditor's right to attend General Meetings

An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

NOTICES

135. Service of notices

135.1 Any notice or document (including a share certificate) may be served on or delivered to any member by the Company personally or by sending it by post in a pre-paid cover addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices, or by delivering it to such address addressed as aforesaid. In the case of a member registered on a branch register any such notice or document may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

135.2 Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of 24 hours (or, where second-class mail is employed, 48 hours) after the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

135.3 In addition to the methods of service set out in Article 135.1, notice or document may be served and or delivered to any member of the Company by such electronic means (including, without limitation, electronic mail or facsimile) as the Act may allow from time to time to an address notified by the member in writing or by electronic mail or facsimile or other such electronic means.

135.4 Subject to any governing provision of the Act, where a notice or other document is served or sent in accordance with Article 135.3, service or delivery shall be deemed to be effected at 9.00 am on the day following on which the electronic method of service or delivery was implemented by or on behalf of the Company.

135.5 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

135.6 Every person who becomes entitled to a share shall be bound by any notice in respect

of that share which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

135.7 Where a notice or other documents to be given or sent using electronic communications has failed to be transmitted after three attempts then, the notice or other documents shall nevertheless be deemed to have been sent for the purposes of Article 135.4 and without prejudice to Article 135.5, that failure shall not invalidate any meeting or other proceeding to which the notice or documents relate. As soon as practicable and in any event within 48 hours of the original attempt a duplicate of the relevant notice or other documents shall be sent through the post to the member to his last known address for the service of notices.

136. Joint holders

Any notice given to that one of the joint holders of a share whose name stands first in the Register in respect of the share shall be sufficient notice to all the joint holders in their capacity as such. For such purpose a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices shall be disregarded.

137. Deceased and bankrupt members

A person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address within the United Kingdom for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the said member would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

138. Overseas members

A member who (having no registered address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices shall not be entitled to receive notices from the Company.

139. Suspension of postal services

If at any time by reason of suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a shareholders' meeting by notices sent through the post, such meeting may be convened by a notice advertised in at least one leading Scottish newspaper and one leading national newspaper in the United Kindgom and such notice shall be deemed to have been duly served on all members entitled thereto on the day when the advertisement appears (or first appears). In any such case the Company shall send confirmation copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

140. Power to stop sending notices to untraced Shareholders

If on three consecutive occasions notices have been sent in either or a combination of the following circumstances:

(a) through the post to any member at his registered address or his address for the service of notice but have been returned undelivered; or

(b) using electronic communications to any member at his address notified to the Company for that purpose but have failed to be transmitted and duplicate notices sent through the post, pursuant to Article 135.7, have been returned undelivered,

such member shall not thereafter be entitled to receive notices or other documents from the Company until he shall have communicated to the Company and supplied in writing to the Registered Office a new registered address or address within the United Kingdom for the service of notices or, in so far as the Company intends to send any notice or other documents using electronic communications and the member has consented to the giving or delivery of that notice or other documents by electronic communications, an address for that purpose, or to the extent that paragraph (b) applies, a new address for that purpose.

141. Statutory requirements as to notices

Nothing in any of the preceding six Articles shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

WINDING UP

142. Directors' power to petition

The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

143. Distribution of assets in specie

If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the liquidator may, with the authority of an Extraordinary Resolution, divide among the members in specie or kind the whole or

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any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members regardless of any existing rights of the members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

DESTRUCTION OF DOCUMENTS

144. Destruction of documents

Subject to compliance with the Rules (as defined in the CREST Regulations) applicable to shares of the Company in uncertificated form, the Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

(a)   the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b)   nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article;

(c)   references herein to the destruction of any document include references to the disposal thereof in any manner.

INDEMNITY

145. Indemnity

145.1   Subject to the provisions of the Act, but without prejudice to any indemnity to which a Director may otherwise be entitled, every person who is or was at any time a Director or director of an Associated Company shall be indemnified out of the assets

of the Company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company, provided that no such indemnity is (directly or indirectly) provided against any liability incurred by the director:

(a)   to the Company or to any Associated Company;

(b)   to pay:

      (i)   a fine imposed in criminal proceedings; or

      (ii)   a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising);

(c)   in relation to a decision which has become final (in accordance with sections 309B (5) to (7) of the Act):

      (i)   in defending any criminal proceedings in which he is convicted; or

      (ii)   in defending any civil proceedings brought by the Company or an Associated Company in which judgment is given against him; or

      (iii)   in connection with any application under any of the following provisions in which the court refuses to grant him relief:

            (A)   section 144(3) or (4) of the Act; or

            (B)   section 727 of the Act.

145.2   Without prejudice to any indemnity to which such person may otherwise be entitled, every officer of the Company or of an Associated Company (other than a Director or a director of an Associated Company) shall be indemnified out of the assets of the Company against any liability, cost, loss, charge or expense incurred by him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted by him as an officer of the Company or of an Associated Company.

145.3   Without prejudice to article 145.1 above the Company may purchase and maintain for any person who is or was at any time a Director or director of an Associated Company insurance against any liability which attaches to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company. The Company may also purchase and maintain insurance for or for the benefit of any person who is or was at any time an officer of the Company or of any Relevant Company (as defined in article 145.5 below), other than a Director or a director of an Associated Company, or who is or was at any time a trustee of any pension fund or employees' shares scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or exercise or purported exercise of his powers and/or otherwise in relation to his duties,

powers or offices in relation to any Relevant Company or any such pension fund or employees' share scheme.

145.4 The Directors may take independent professional advice at the Company's expense in relation to their duties as directors of any Relevant Company.

145.5 For the purpose of articles 145.3 and 145.4 above "**Relevant Company**" shall mean the Company, any Associated Company or any other body, whether or not incorporated, in which the Company or any Associated Company or any of the predecessors of the Company or of any Associated Company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any Associated Company of the Company or of such other body.

146. Keyman insurance

The Directors shall have powers to purchase and maintain keyman insurance for the benefit of any Director or employee of any Relevant Company (as defined in Article 145.4 above).

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